UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into Material Definitive Agreements

Private Placement

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”). The net proceeds to the Company from such Offering shall be used by the Company for the expansion and development of its new healthcare services business.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K and such documents are incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Healthcare Services Business Update

Our Mission

Our mission is to establish a robust foundation for the health industry by integrating medical products, telemedicine, and offline treatment platforms into a comprehensive healthcare information service system. We aim to expand international collaboration in the health sector to make life healthier and integrate wellness into daily living.

Overview

Historically, the Company generated revenues primarily from our loan facilitation services, post-origination services, and other related services (the “P2P Business”). On December 30, 2020, we completed the disposal of the P2P Business and transitioned into a social e-commerce platform operator in China, offering high-quality and affordable branded products. Since the fourth quarter of 2021, the Company started exploring healthcare equipment and product trading and related healthcare services business. On January 4, 2022, we incorporated Akso Online Meditech in the State of Wyoming and have been engaged in the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech. In February 2022, Akso Online Meditech entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States. On January 26, 2022, we incorporated Qingdao Akso in Shandong Province, China and started the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China. In May 2023, the Company completed the disposition of its social e-commerce business. The Company has since then focused on exploring other area of healthcare sector other than medical devices and supplies.

Recently, we begun exploring the operation of online hospital and chain pharmacies in China. We plan to acquire online hospitals in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements.

In addition to our plan to acquire online hospitals, we believe that traditional independent pharmacies in China currently face serious competition and bottlenecks in sales growth, which is why we also plan to acquire multiple independent pharmacies nationwide throughout China, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. We plan to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for our pharmacies, thereby enhancing our competitiveness and overcoming the current difficulties in the industry.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tianjin Deyihui Online Hospital Co., Ltd. and Tianjin Deyihui Clinic Co., Ltd.

The new business initiative involves Tianjin Deyihui Online Hospital Co., Ltd. Our focus is on creating a cutting-edge pharmacy system, enhancing service delivery through AI-driven health solutions, and expanding reach through an interconnected network of online and offline platforms.

Market Analysis

China’s pharmaceutical retail market is experiencing significant growth, driven by the increasing adoption of chain store models and the rapid integration of online and offline sales channels. The landscape is evolving with heightened competition, rising operational costs, and a shift towards specialized pharmacies focused on personalized health services.

Products and Services

Our comprehensive product and service offerings will include:

●	Pharmaceutical retail modernization: Enhancing traditional pharmacy operations. Traditional pharmacies face challenges that require new models to enhance competitiveness. The growing healthcare demands create market opportunities, and we can provide a more competitive development model for the traditional market with internet integration.

●	Digital operations and sales solutions: Optimizing sales through digital channels. Customized smart speakers, smart photo frames, smart screens, and smart wearables, integrated with online consultation systems, will expand user engagement scenarios.

●	Integrated online consultations: Offering AI-powered health assistants. By leveraging AI models like ChatGPT and training on health-related data, we can develop an AI health assistant capable of answering health inquiries for our consultation system.

●	Community health stations: Facilitating physical health assessments and data integration. By establishing health stations in communities and deploying self-service health check kiosks, we can connect to internet hospital systems, allowing users to undergo offline health tests and integrate their health information into an online database.

●	Insurance collaborations: Streamlining user services and expanding health coverage. We will partner with insurance companies and brokers to share revenue from these services.

Competitive Strengths

●	Diverse product and service portfolio: Our extensive range of digital health solutions, including AI health management tools and offline treatment platforms, will position us ahead in the market.

●	Strong supplier network: We will leverage our robust supplier relationships to secure high-quality, competitively priced medicines, enhancing our supply chain efficiency.

●	Advanced technological capabilities: Our big data analytics and AI integration will enable seamless connectivity with insurance companies and other partners, driving continuous innovation and service enhancements.

Growth Strategies/Marketing and Sales Strategy

●	Digital presence enhancement: We are optimizing our online platforms for superior user engagement and employing targeted social media strategies to amplify brand reach.

●	Community engagement: Through partnerships with local health service centers, we plan to deepen our offline presence and increase user acquisition.

●	Talent development: Our strategy includes attracting and retaining top talent to strengthen our team’s capabilities, ensuring sustained business growth and innovation.

Strategic Decision-Making

The decision to embark on this new venture was the result of extensive market analysis, identifying a need for innovative health solutions in the traditional pharmacy sector. By aligning with emerging digital trends, this initiative supports our mission to deliver integrated healthcare services that complement the Company’s current operations in the sale of healthcare equipment and products and providing radiation oncology services.

Revenue Model

Our revenue streams will be derived from:

1.	Direct sales through our online health product marketplace.

We will sell pharmaceutical products to hospital inpatients and outpatients in accordance with medical prescriptions. AHG recognizes the revenue on the consolidated basis when the pharmaceutical products are physically transferred to patients and fees can be collected. AHG is considered as a principal in the sale of pharmaceutical products because it takes inventory risk for the goods that are to be sold; accordingly, revenue is recognized on a gross basis. The performance obligation is the transfer of possession and control of the pharmaceutical product to the patient.

We will also sell medical supplies to hospitals or clinics. AHG recognizes the revenue on the consolidated basis when the medical supplies are handed over to clinics and proceeds can be collected. The performance obligation is the transfer control and possession of the products to the hospitals or clinics. AHG is considered as a principal when its sells the medical supplies because it takes inventory risk for the goods to be sold; accordingly, revenue is recognized on a gross basis. Payments is typically received after delivery of products.

2.	Medical service fees from Tianjin Deyihui Online Hospital’s diagnostic and treatment offerings.

We plan to provide various medical and clinical services to patients. AHG recognizes revenue on a consolidated basis when individual deliverable services such as diagnosis, lab work, scans, consultation, and treatments, have been provided to the patients. Medical and clinical service revenue is recognized on a gross basis, as AHG is responsible to supervise, evaluate, manage, and compensate medical staff who deliver the services, and AHG has discretion in establishing the pricing for services charged to patients. The performance obligation is the provision of services detailed above to patients. Each deliverable service is typically completed in a single visit. Payment is received from patients after completion of each visit as well as through reimbursement by the government. For example, their system will identify whether each medical treatment requires a reimbursement and the specific proportion of that reimbursement according to the details of the patient’s treatment. The system will then record the reimbursement and such will be allocated by the Medical Insurance Bureau on a monthly aggregated amount. The Medical Insurance Bureau’s cycle to provide reimbursements is generally about 60-90 days. Specific price concessions and charitable assistance provided is carried out according to the overall arrangement of the hospital. For poor patients and those with special diseases, such patients will be given a discount.

3.	Collaborative profit-sharing with insurance partners.

Commission will be generated from sales of medical insurance. AHG, through AHG Online Search Engine, will market and sell insurance policies originated by multiple insurance carriers via offline and online platforms. AHG recognizes the commission revenue on a net basis as it acts as an agency in these transactions and is not responsible for fulfilling the promise to provide the specified insurance products. AHG recognizes revenue at the point of time when the insurance policy has been issued to the policyholder. Payments are typically either made in advance or upon completion of the writing of the policy.

4.	Technical and brand collaborations to generate additional revenue from program development and marketing services

We plan to provide medical software services to hospitals and/or clinics. AHG recognizes the revenue on a consolidated basis when the performance obligation has been met, which is when software is provisioned and made available to customers to use over a period of time. AHG also has developed an APP for medical consultations delivered online. AHG provides value added services via its end-to-end APP solution, to patients by providing access to a network of contracted physicians, pharmacies, and medical supply vendors across many geographical regions to deliver medical consultations, medication, and supplies without patients having to leave their homes. AHG accounts for fees collected through its APP using the gross method of accounting because the management has determined that it act as a principal in the transactions because AHG exercises control over the pricing of services and product offered, AHG has entered into minimum purchase commitments with pharmacies to procure medication each year, and minimum payouts to doctors conducting consultations through the APP regardless of the number of patients consulted.

Regulatory Approvals

This section sets forth a summary of the most significant rules and regulations that will affect our business activities in China.

We have secured a “Medical Institution Practice License” for Tianjin Deyihui Online Hospital, valid until August 20, 2028, issued by the Tianjin Port Free Trade Zone Administrative Approval Bureau. This license allows us to operate various medical services, including general medicine and specialized treatments.

Operation of Medical Devices

Pursuant to the Supervision and Administration of Medical Devices, and the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014, and came into effect on October 1, 2014, then amended on March 10, 2022, and came into effect on May 1, 2022, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a Class II Medical Device Selling Record Certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed. In addition, the operators are required to guarantee the safety and effectiveness of Class II medical devices, or the record-filing shall be canceled, and an announcement shall be made. While operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive a Class III Medical Device Operation License upon the authorities’ approval. A Class III Medical Device Operation License is valid for five years and may be renewed six months prior to its expiration date. A Class II Medical Device Selling Record Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities.

To engage in business operations of medical devices, the following requirements shall be met (a qualifying enterprise must have):

●	A quality control institution or staff corresponding to the business scope and scale, and the staff shall have relevant education or professional titles certified by the state.

●	An operation and storage premise corresponding to the business scope and scale.

●	Storage conditions corresponding to the business scope and scale; warehouses are not required if all storage is commissioned to other operators of medical devices.

●	A quality control system corresponding to the medical devices concerned.

●	Capability for professional guidance, technical training and after-sale service corresponding to the medical devices it operates; or it has come into an agreement on technical support with a relevant institution.

An enterprise to be engaged in business operations of Class III medical devices shall also have a computerized information management system compliant with quality standards to ensure traceability of products. An enterprise to be engaged in business operations of Class I or Class II medical devices is encouraged to set up such a system.

Advertisements of Medical Devices

Pursuant to the Regulations on Tentative Measures for the Censorship of Advertisement for Drugs, Medical Devices, Dietary Supplements, Food Formula for Special Medical Purpose promulgated by SAMR on December 24, 2019 and came into effect on March 1, 2020, the State Administration for Market Regulation is responsible for organizing and guiding the review of advertisements for drugs, medical devices, health foods and formula foods for special medical purposes. The administrations for market regulation and drug administrations of all provinces, autonomous regions and centrally administered municipalities shall be responsible for the review of advertisements for drugs, medical devices, health food and formula food for special medical purposes, and may entrust other administrative authorities to implement review of advertisements pursuant to the law.

The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest validity period of the product registration certificate, filing certificate or production license. If no valid period is prescribed in the product registration certificate, filing certificate or production license, the valid period of the advertisement approval number shall be two years.

Advertisements for drugs, medical devices, health food and formula food for special medical purposes shall be true and legitimate and shall not contain any false or misleading contents. Advertisers shall be responsible for the veracity and legitimacy of the contents of advertisements for drugs, medical devices, health food and formula food for special medical purposes.

Customers

Our primary customers include companies such as Shiji Health Technology Co., Ltd. and Beijing Yimai Technology Co., Ltd., which are focused on health consulting services and medical device sales. Our strategy is to build long-term relationships with these partners by offering tailored health solutions.

Suppliers

We plan to collaborate with a network of reputable pharmaceutical companies to ensure a steady supply of high-quality medical products. Our approach emphasizes competitive pricing and efficient logistics to support our pharmacy operations.

Research and Development

Our research and development efforts are concentrated on developing AI-driven health management solutions and leveraging big data analytics to enhance our digital health platforms. This focus is integral to maintaining our leadership in smart healthcare innovation.

Sales and Distribution

Our sales strategy encompasses a multi-channel approach, combining online health platforms with offline distribution networks. We aim to maximize market reach by optimizing supply chain processes and forging strategic partnerships with key stakeholders.

Integration of Digital Health Services

Currently our focus is on integrating digital health services with existing medical supply chains to streamline distribution and service delivery.

We will integrate existing resources in four steps:

1. Assess Current Resources: Review current medical, technical, human, and financial resources to understand the existing service range and capabilities.

2. Establish Partnerships: Build collaborations with local hospitals, pharmacies, and insurance companies to expand service scope and improve service quality.

3. Expand Professional Talent: Recruit experienced medical, technical, and management professionals to form a strong team.

4. Optimize Supply Chain Management: Integrate the supply chains for pharmaceuticals and medical equipment to ensure fast and efficient supply and distribution.

Cooperations Plan

We are actively establishing partnerships with local healthcare providers, insurance companies, and other key players to broaden our service offerings and elevate the quality of care provided to our customers.

Intellectual Property

Our intellectual property portfolio currently includes a domain name linked to our digital healthcare platform, https://www.dyihui.com/.

Employees

Our team will consist of experienced professionals in various medical fields, including internal medicine, gynecology, general practice, and traditional Chinese medicine. We also plan to have a dedicated nursing staff, all contributing to our holistic healthcare delivery model.

Properties

Our business operations include leased facilities associated with Tianjin Deyihui Online Hospital, strategically located to serve our target regions efficiently.

Seasonality

While the demand for healthcare services remains relatively stable year-round, seasonal trends do influence specific areas, such as preventive care during flu seasons or increased demand for chronic disease management in colder months.

Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: November 8, 2024